_____________________________________________________________________________________________

ROCAP MARKETING INC.

_____________________________________________________________________________________________

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

February 27, 2012

RE:

Rocap Marketing, Inc.

Registration Statement on Form S-1

File No. 333-178738

Filed:  December 23, 2011

_____________________________________________________________________________________________

We submit the following in response to your comments by letter of January 18, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Prospectus Summary, page 5

The Offering, page 6

1.

We note your disclosure that there were 18,710,667 shares of common stock outstanding as of December 14, 2011. We further note on page 58 that there were 19,145,667 shares of common stock outstanding as of September 30, 2011. Please identify all stock transactions subsequent to September 30, 2011, and provide us with a reconciliation to the 18, 710,667 shares outstanding as of December 14, 2011.

Response:  We have corrected the number of shares outstanding as of the year end, December 31, 2011, to reflect 19,145,667. This amount includes 480,000 shares issued and authorized by the Board of Directors, to Tezi Advisory, Inc. and Peter Henricsson, on March 31, 2011 which were not recorded by the transfer agent. On October 12, 2011, the Company issued 45,000 shares to the Wallace Family Trust.

Shares per financial statements	19,145,667
Shares issued but not on transfer records	(480,000)
Shares issued subsequent to September 30, 2011	45,000
Shares per transfer agent	18,710,667

February 27, 2012

Rocap Marketing Inc.

Memorandum

Risk Factors, page 7

We may be exposed to potential risks resulting from new requirements. . ., page 12

2.

We note your compliance date for Section 404 of the Sarbanes Oxley Act of 2002. Please revise accordingly.

Response:  We have revised the compliance date to reflect December 31, 2012, which date will be the first annual filing on Form 10-K that we are required to file.

We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002, page 12

3.

We note your disclosure that you will be required to include your assessment on the effectiveness of your internal control over financial reporting beginning with your fiscal year ending December 31, 2010. Please revise this section as necessary.

Response:  As mentioned in regard to your comment number 2 above, we have revised the date for the potential risk of requirements under Section 404 to be 2012.

Determination of Offering Price, page 16

4.

We note the selling shareholders will be selling shares at a fixed price of $.10 per share until the securities become quoted on the OTCBB. Please revise this section to provide Item 505 of Regulation S-K disclosure regarding how this fixed price was determined.

Response:  We have revised the disclosure to state that the price at which the selling shareholders will be selling shares was arbitrarily determined.

Description of Business, page 24

5.

Revise to disclose all of the material terms of the stock purchase agreement with Lexi-Luu. In addition, consider adding a risk factor addressing the agreement provision that allows Mr. Blanchette, under certain circumstances, to repurchase all shares the company owns in Lexi-Luu.

Response:  We have revised the Registration Statement as requested and included the Agreement as an Exhibit to the filing.  Additionally, we have added an additional risk factor relating to the possible repurchase of shares by Mr. Blanchette.

February 27, 2012

Rocap Marketing Inc.

Memorandum

Distribution Methods, page 25

6.

We note the website listed on page 25, www.lexiluu.com. Please revise to discuss your website operations in greater detail, including the percentage of revenue derived from such online sales. In addition, the website introduces Shey Blanchette (the website says Banchet) as the fashion designer, stating that she achieved international fame in the eighties for her designs. Please revise to discuss Ms. Blanchette in detail, including the role she has played and currently plays in Lexi-Luu and address any material agreement the company has with her.

Response:  We have revised the website to include the requested information regarding the website, its percentage of sales and more information regarding Ms. Shey Blanchette.

New Product Lines, page 25

7.

We note your disclosure in this section. Please update your disclosure to address the status of the planned August 2011 release.

Response:  We have revised this section of the Registration Statement to remove any references as to the status of any given new product lines.

Description of Property, page 26

8.

Revise to address the adequacy and suitability of your production facility, warehouse and administrative office in Mesa, Arizona. See Instruction 1 to Item 102 of Regulation S-K.

Response:  We have revised the Registration Statement to address the adequacy and suitability of the Property utilized by the Company.

Market for Common Stock and Related Shareholder Matters, page 26

9.

We note your statement beginning, “[w]e intend to cause a market maker to submit an application for quotation to the OTC Bulletin Board.” Revise to clarify that you cannot require a market maker to submit your application and that such application may be accepted at the market makers discretion.

Response:  We have revised the Registration Statement to make the requested change.

Management Discussion and Analysis, page 28 Results of Operations, page 28

10.

To enhance a reader’s understanding, please revise the discussion of your operating results to both quantitatively and qualitatively describe the significant underlying drivers that materially affected your revenues and expenses for each period presented. Also describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenue or income from operations. Refer to Item 303(a)(3) of Regulation S-K.

February 27, 2012

Rocap Marketing Inc.

Memorandum

Response:  We have expanded the discussion of Operating Results to identify significant underlying factors affecting our revenues and expenses and known trends and uncertainties.

Liquidity and Capital Resources, page 28

11.

Please revise to include a more detailed analysis that quantitatively and qualitatively explains the significant year-to-year variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided.

Response:  We have expanded the analysis of Liquidity and Capital Resources to explain the significant items on our statements of cash flows.

12.

Revise to address your internal and external sources of liquidity as required by Item 303(a)(1) of Regulation S-K. In this regard, we note several notes payable addressed in Note 7 to your audited financial statements and Notes 5 and 6 to your unaudited financial statements.

Response:  We have expanded the analysis of Liquidity and Capital Resources to address our internal and external sources of liquidity.

Critical Accounting Policies, page 29

13.

Please revise your revenue recognition discussion, as it appears that your principle operations have commenced based on the financial statements included in your Form S-1.

Response:  We have revised the accounting policy for revenue recognition to coincide with that disclosed in the notes to the financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 31

14.

Revise this section to provide complete Item 401 of Regulation S-K. This includes a five-year business background with titles and beginning and ending dates for each employment and directorship and a brief description of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

15.

Response:  We have revised the Registration Statement to provide the requested background credential information as requested.

Executive Compensation, page 31

16.

Please confirm our understanding that you will update this section to include compensation for 2011 with your next amendment as required by Items 402(n)-(r) of Regulation S-K.

Response:  We have revised the Registration Statement to include the compensation received in 2011.

February 27, 2012

Rocap Marketing Inc.

Memorandum

17.

Please revise to disclose the material terms of Mr. Henricsson’s management agreement discussed in Note 11 to the financial statements and include such earned but unpaid compensation in the Summary Compensation Table or advise us why such disclosure is not required. See Item 402(o) of Regulation S-K and Instruction 4 to Item 402(c) of Regulation S-K. Finally, please file this agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Response:  We have disclosed the material terms of the management agreement and revised the Registration Statement to include the amounts of earned but unpaid compensation for Mr. Henricsson and Mr. McDougall.

Certain Relationships and Related Transactions, page 34

18.

We note the related party transactions set forth in Note 6 to your unaudited financial statements. Please revise to disclose such transactions under this heading or advise why such disclosure is not necessary. See Item 404(d) of Regulation S-K.

Response:  We have revised the Registration Statement to add disclosure of the related party loans as requested.

19.

Please disclose the material terms of your management agreements under this heading or tell us why such disclosure is not necessary. See Item 404(d) of Regulation S-K. In addition, file your agreement with Tezi Advisory Inc. as an exhibit as required by Item 601(b)(10) of Regulation S-K.

Response:  We have revised the Registration Statement to add disclosure of the advisory agreement as requested and included the Advisory Agreement as an exhibit.

20.

Please provide the promoter and control person disclosures required by Item 402(d)(2) of Regulation S-K. Please address both Lexi-Luu Designs Inc. and Rocap Marketing Inc.

Response:  We have added the promoter and control person disclosures required by Item 402(d)(2) of Regulation S-K.

December 31, 2010 Financial Statements, page 35

Notes to Consolidated Financial Statements December 31, 2010, page 41

Carrying Value, Recoverability and Impairment of Long-Lived Assets, page 43

20.

Please remove goodwill from your discussion of long-lived asset.

Response:  We have removed the reference to goodwill.

February 27, 2012

Rocap Marketing Inc.

Memorandum

21.

We note your discussion of oil and gas properties on pages 43 and 63. Please confirm our understanding that you have no oil and gas properties or operations and, if so, remove all oil and gas related disclosures from your filing.

Response:  We have removed the reference to oil and gas properties.

Inventories, page 44

22.

We note on page 24 that Lexi-Luu designs, manufactures and distributes dancewear and playwear for young girls. We further note your discussion of planned maintenance, abnormally low production, underutilized or idle capacity of production facilities, confirmed backlog orders and spot market prices within your inventories disclosure. It appears that certain of these items may not be applicable to you as an apparel manufacturer. Please further explain to us how each of these items applies to you as an apparel manufacturer, or revise your disclosure as necessary.

Response:  Our disclosures were intended to be all encompassing but we have removed the disclosures that do not apply specifically to us at this time.

Cost of Goods Sold

23.

Please revise to disclose the types of expenses that you include in the cost of goods sold line item, and in the general and administrative expenses line item.

Response:  The types of costs included in cost of goods sold are included in the disclosure of Inventory Costs. We have added a paragraph disclosing the types of costs included in general and administrative expenses.

Shipping and Handling

24.

Please revise to disclose your accounting policy relating to shipping and handling costs pursuant to FASB ASC 235-10-50. To the extent that shipping and handling costs are significant and not included in cost of sales, also disclose both the amount(s) of such costs and the income statements line item(s) that include shipping and handling. Refer to FASB ASC 605-45-50-2.

Response:  We have added a disclosure of our accounting policy regarding shipping and handling costs to the new paragraph regarding general and administrative expenses. These costs are not significant, less than $600 in 2011.

Goodwill, page 45

25.

We note you use a combination of three valuation techniques to estimate the fair value of a reporting unit. Please disclose that date that you test goodwill for impairment. Also revise to further describe your use of the market multiple approach and comparable transaction approach, and confirm to us that the operations or activities of the entities used for the market multiple approach are of a comparable nature, scope or size as the reporting unit for which fair value is being estimated. Refer to ASC 350-20-35-24.

February 27, 2012

Rocap Marketing Inc.

Memorandum

Response:  We have added to the Goodwill footnote the date at which we test for impairment.  We confirm that the operations or activities of the entities used for the market multiple approach are of a comparable nature, scope or size as the reporting unit for which fair value is being estimated.

Revenue Recognition, page 46

26.

We note on page 25 that approximately 40% of Lexi-Luu’s wholesale sales to date are to ‘house accounts’ and approximately 60% occur through manufacturer’s representatives. We further note that Lexi-Luu also has an online store, accessible through its website. Please revise to further describe each type of sale, separately describe your revenue recognition policy for each and cite the applicable accounting guidance you follow. Include the following in you revised disclosure:

a.

discuss the shipping terms (e.g. FOB shipping point or FOB destination) and state the point at which you recognize revenue, including your basis for doing so;

b.

state whether you bill your customers for shipping and handling fees and if you include such amounts in net sales;

c.

clearly describe your return policy and how it was considered when establishing your revenue recognition policy;

d.

disclose whether you present taxes collected from customers on a gross basis or net basis; and

e.

discuss any other significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. inventory credits, rebates, discounts, volume incentives, etc.) and your related accounting policies, as applicable.

Response:  We have added a paragraph to specifically disclose each of items a. through d. There are no additional significant other sales terms to disclose. We are a small company and have not developed any complex sales provisions.

27.

Please further describe to us your wholesale sales to ‘house accounts’ and your wholesale distribution operations in which manufacturer representatives sell on Lexi-Luu’s behalf, and provide us with your analysis of the eight indicators that support your conclusion to report gross revenue for such operations. Refer to FASB ASC 605-45-45-1 through 45 14.

Response: In house accounts are wholesale accounts managed by the management of Lexi-Luu. To clarify, in house accounts are not intercompany accounts. We also have outside representatives who make sales to their clients on our behalf for a commission. The eight indicators as enumerated in ASC 605-24-45 were analyzed as follows in determining that sales should be recorded as gross sales:

1.

Lexi-Luu is the supplier/entity responsible for delivering the product. Our sales reps only take orders for us for which they receive a commission.

2.

  Lexi-Luu has the unmitigated inventory risk. We hold the inventory and ship it directly to the customers.

February 27, 2012

Rocap Marketing Inc.

Memorandum

3.

The customers only have the right to return damaged goods to Lexi-Luu in exchange for corrected goods. We do not provide any price protection to our customers.

4.

Not applicable

5.

We have full control over pricing.

6.

We are manufacturers of the product.

7.

We select our suppliers

8.

We determine the nature, type and characteristics of our products.

Note 4 – Acquisition, page 51

28.

It appears to us that Rocap Marketing, Inc. (“Rocap”) succeeded to substantially all of the operations of Lexi-Luu Designs, Inc. (“Lexi-Luu”) as a result of Rocap’s September 15, 2010 acquisition of Lexi-Luu. Please tell us the date that Lexi-Luu began its operations, and tell us your consideration of whether predecessor financial statements are required for Lexi-Luu. Also tell us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X.

Response:  Lexi-Luu was formed on September 15, 2010 when it was acquired by Rocap. It was a startup enterprise at that date with no prior operations. Lexi-Luu did not succeed to any prior business. All operations including manufacturing, sales and management were commenced as of that date.

September 30, 2011 Financial Statements, page 55

Notes to Condensed Consolidated Financial Statements, September 30, 2011 and 2010, page 60 General

29.

If a staff comment requires you to revise the footnotes to your December 31, 2010 financial statements, please also make similar revisions to the footnotes to your September 30, 2011 financial statements as applicable.

Response:  We have applied any applicable comments from December 31, 2010 notes to the financial statements to the notes for the September 30, 2011 and 2010 unaudited financial statements.

February 27, 2012

Rocap Marketing Inc.

Memorandum

Non-controlling Interest, page 66

30.

We note on page 54 that the 20% non-controlling interest in Lexi-Luu was sold for $2,000 on March 15, 2011, and on page 66 that the non-controlling interest is adjusted for the holder’s proportionate share of earnings or losses. We further note on page 58 that $(13,927) was attributed to the non-controlling interest for the nine months ended September 30, 2011, which was approximately 5% of the $(281,431) net loss before non-controlling interest. Please revise to clearly describe how you determined the amounts attributed to the controlling and non-controlling interests, and why this is on a basis other than the relative ownership interests.

Response:  The amounts attributed to the non-controlling interests were on the basis of the relative ownership interests, ie 20%. However, the non-controlling interest was acquired on March 15, 2011 as you noted in your comment which is less that the full year. So the 20% was applied to the losses incurred from that date to September 30, 2011. We have added this disclosure to Note 8.

Note 10 – Commitments and Contingencies, page 73  Management Agreements, page 73

31.

We note on page 58 that you issued 480,000 shares to non-employee consultants during the nine months ended September 30, 2011 that were valued at $72,000. Please revise to provide the disclosures required by ASC 505-50-50-1 for these transactions, and explain to us how you determined the $72,000 value assigned to these shares.

Response:  The shares were valued at the price of the last cash transaction prior to the date the contract was signed. We have expanded Note 7 to provide the disclosure required under ASC 505-50-50-1.

Part II – Information Not Required in the Prospectus, page 75  Exhibits

32.

We note your September 15, 2010 agreement to purchase all of the issued and outstanding shares of Lexi-Luu Designs, Inc. Please file this and all related agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Response:  The agreement and related agreements have been added as exhibits to the amended filing.

Signatures

33.

We note your registration statement has been signed by your principal executive and financial officers. Please note that it must also be signed by your principal accounting officer or controller. See Instruction 1 to Form S-1, Signatures.

Response:  We have revised the Registration Statement so that it is now additionally signed by the principle accounting officer.

February 27, 2012

Rocap Marketing Inc.

Memorandum

In connection with the Company’s responding to the comments set forth in the December 12, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

ROCAP MARKETING INC.

/s/ Peter Henricsson

By:    Peter Henricsson,

Title: Chief Executive Officer and Director